United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Paul Moss-Bowpitt

Legal Director, Corporate Transactions

TOTALENERGIES SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

00-331-4135-2834

Copies to:

Ryan Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons TotalEnergies SE
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,955,456
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,955,456
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.5%*
14	Type of Reporting Person CO

*	Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

1	Names of Reporting Persons TotalEnergies Gaz & Electricité Holdings France SAS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

1	Names of Reporting Persons TotalEnergies Solar Intl SAS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

1	Names of Reporting Persons TotalEnergies Gestion USA SARL
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,955,456
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,955,456
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.6%*
14	Type of Reporting Person CO

*	Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

1	Names of Reporting Persons TotalEnergies Holdings USA, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,955,456
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,955,456
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.6%*
14	Type of Reporting Person CO

*	Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

1	Names of Reporting Persons TotalEnergies Delaware, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,955,456
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,955,456
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.6%*
14	Type of Reporting Person CO

*	Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

1	Names of Reporting Persons TotalEnergies Renewables USA, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,955,456
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,955,456
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.6%*
14	Type of Reporting Person OO

*	Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

1	Names of Reporting Persons Sol Holding, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,955,456
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,955,456
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.6%*
14	Type of Reporting Person OO

*	Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

Explanatory Note

This Amendment No. 17 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011, as amended on July 1, 2011, November 21, 2011, December 23, 2011, February 2, 2012, March 1, 2012, June 6, 2013, June 18, 2014, December 9, 2015, December 10, 2015, November 25, 2019, January 21, 2020, February 4, 2020, February 19, 2020, March 20, 2020, April 15, 2020 and May 25, 2022 (the “Filing”), by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 2.	Identity and Background.

Item 2 of the Filing is amended and supplemented to add information with respect to the following Reporting Persons:

1)	TotalEnergies Gestion USA SARL, a société à responsabilité limitée organized under the laws of the Republic of France (“TotalEnergies Gestion”),

2)	TotalEnergies Holdings USA, Inc., a Delaware corporation (“TotalEnergies Holdings”),

3)	TotalEnergies Delaware, Inc., a Delaware corporation (“TotalEnergies Delaware”),

4)	TotalEnergies Renewables USA, LLC, a Delaware limited liability company (“TotalEnergies Renewables”),

5)	Sol Holding, LLC, a Delaware limited liability company (“Sol Holding”)

The business address of TotalEnergies Gestion is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. The business address of TotalEnergies Holdings, TotalEnergies Delaware, TotalEnergies Renewables and Sol Holding is 1201 Louisiana St. Suite 1800, Houston, TX 77002. Together with its subsidiaries and affiliates (including the Reporting Persons), TotalEnergies SE, a broad energy company with a presence in more than 130 countries on five continents, is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. The Group’s activities include the exploration and production of oil and gas, refining, petrochemicals and petroleum product retailing, solar power, sustainable biofuels and electricity, primarily from renewable sources.

Information with respect to the directors and executive officers of each of TotalEnergies Gestion, TotalEnergies Holdings, TotalEnergies Delaware, TotalEnergies Renewables and Sol Holding is provided on Schedule A.

Other than as disclosed by TotalEnergies SE in its Annual Reports on Form 20-F filed with the Securities and Exchange Commission between 2017 and 2022, during the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Filing is amended and supplemented as follows:

On August 16, 2022, TotalEnergies Gestion acquired 43,977,729 Shares from TotalEnergies Solar Intl SAS, a société par actions simplifiée organized under the laws of the Republic of France (“TotalEnergies Solar”) for a price of $18.00 per share, using its working capital to fund the acquisition. Subsequently, on August 17, 2022, TotalEnergies Solar and TotalEnergies Gaz transferred their remaining Shares to Sol Holding in exchange for a noncontrolling, minority interest in Sol Holding.

Item 4.	Purpose of Transaction.

Item 4 of the Filing is amended and supplemented as follows:

In connection with the previously disclosed Transaction, on August 17, 2022, TotalEnergies Solar transferred 43,977,729 Shares to TotalEnergies Gestion in exchange for $79,599,122. Sol Holding subsequently received such shares through a series of transfers. In addition, TotalEnergies Solar and TotalEnergies Gaz transferred 43,977,727 Shares to Sol Holding in exchange for a noncontrolling, minority interest in Sol Holding.

Item 5.	Interest in Securities of the Issuer.

Item	5 of the Filing is amended and restated in its entirety as follows:

(a)-(b) The number and percentage of shares of Common Stock to which this Statement relates is 87,955,456, constituting 50.6% of the 173,862,474 shares of Common Stock outstanding as of April 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2022.

The Shares reported herein are held directly by Sol Holding. TotalEnergies Holdings is the sole shareholder of TotalEnergies Delaware, which is the sole member of TotalEnergies Renewables, which is the managing member of Sol Holding. TotalEnergies Gestion, which is a direct wholly owned subsidiary of TotalEnergies SE, is the sole shareholder of TotalEnergies Holdings. As a result, each of the foregoing entities may be deemed to beneficially own the Shares reported herein.

(c) Other than as disclosed in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d) None.

(e) This Amendment is being filed to report that, as of August 17, 2022, TotalEnergies Solar and TotalEnergies Gaz ceased to beneficially own any Shares.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Filing is hereby amended to replace the previously filed Exhibit 1 with Exhibit 1 hereto:

Exhibit Number	Description
1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2022

TOTALENERGIES SE

By:	/s/ Aurélien Hamelle
Name:	Aurélien Hamelle
Title:	General Counsel

TOTALENERGIES GAZ & ELECTRICITÉ HOLDINGS FRANCE SAS

By:	/s/ Noémie Malige
Name:	Noémie Malige
Title:	Managing Director

TOTALENERGIES SOLAR INTL SAS

By:	/s/ Vincent Stoquart
Name:	Vincent Stoquart
Title:	President

TOTALENERGIES GESTION USA SARL

By:	/s/ Eric Bozec
Name:	Eric Bozec
Title:	General Manager

TOTALENERGIES HOLDINGS USA, INC.

By:	/s/ Christophe Vuillez
Name:	Christophe Vuillez
Title:	Chief Executive Officer and President

TOTALENERGIES DELAWARE, INC.

By:	/s/ Christophe Vuillez
Name:	Christophe Vuillez
Title:	President

TOTALENERGIES RENEWABLES USA, LLC

By:	/s/ Christopher Gillies
Name:	Christopher Gillies
Title:	Chief Financial Officer

SOL HOLDING, LLC

By:	/s/ Christopher Gillies
Name:	Christopher Gillies
Title:	Vice President

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and current principal occupation or employment of each director and executive officer, as applicable, of TotalEnergies Gestion, TotalEnergies Holdings, TotalEnergies Delaware, TotalEnergies Renewables and Sol Holding. The business address of each of the directors and executive officers of TotalEnergies Gestion is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. The business address of each of the other individuals listed below is 1201 Louisiana St. Suite 1800, Houston, TX 77002

TOTALENERGIES GESTION USA SARL

Eric Bozec	General Manager	French

TOTALENERGIES HOLDINGS USA INC.

Mike Naeve	Director	American
Christophe Vuillez	Director, President and Chief Executive Officer	French
Alexander Adotevi	Director and Chief Financial Officer	German
Elizabeth Matthews	Director, General Counsel and Secretary	American
Eric Bozec	Director	French
Esmeralda Fernandez	Treasurer	American
Stacy Philips	Vice President, Tax	American
Albert Shung	Assistant Secretary	American

TOTALENERGIES DELAWARE INC.

Christophe Vuillez	Director and President	French
Alexander Adotevi	Director and Vice President	German
Stacy Philips	Vice President	American
Elizabeth Matthews	Director	American
Esmeralda Fernandez	Treasurer	American
Albert Shung	Secretary	American

TOTALENERGIES RENEWABLES USA LLC

Vincent Stoquart	Manager	Belgian
Marc-Antoine Pignon	Manager and Chief Executive Officer	French
Laurent Becerra	Manager	French
Alexander Adotevi	Manager	German
David Foulon	Manager	American
Christopher Gillies	Chief Financial Officer	Australian
Ali Mirza	Vice President, Structured Finance	American
Jeff Newcombe	Vice President, Technical	American
Anais Immas	Vice President, Business and Asset Development	French
Cynthia Martinez	Secretary	American

Sol Holding, LLC

Christopher Gillies	President and Secretary	Australian